RoadShow
路訊通

03 MAR 25 AM 7:21

Our Ref: FIN/054-03/03

March 24, 2003


03050017

82-5208

By Courier

Ms Amy O'Brien
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: RoadShow Holdings Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File Ref.: ~~82-5201)~~

SUPPL

Dear Sir

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public before, copy of which is enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned by telephone at 852-2746-5233 or by facsimile at 852-2744-7854.

Thank you for your attention to this matter.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
RoadShow Holdings Limited

Thomas Mak
Chief Financial Officer

enclosure

let sec-exc-com-ar02

RoadShow Holdings Limited
(Incorporated in Bermuda with limited liability)
Registered Office : Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
Head Office : No.1, Po Lun Street, KMB Building, Lai Chi Kok, Kowloon, Hong Kong.
Tel: (852) 2746 5200 Fax: (852) 2744 7854 香港九龍荔枝角寶輪街一號

Annex 1

A List of Document

1. Announcement of Final Results for the year ended 31 December 2002.

RoadShow
路訊通

ROADSHOW HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

2002 Final Results Announcement

ANNUAL RESULTS

The directors (the "Directors") of RoadShow Holdings Limited ("the Company" or "RoadShow") have pleasure to present the audited profit and loss account of the Company and its subsidiaries (collectively referred to as "the Group") for the year ended 31 December 2002, together with the comparative figures for the year ended 31 December 2001.

	Note	2002 HK$'000	2001 HK$'000 Restated
TURNOVER	3	155,054	288,823
Other revenue		18,300	12,471
Total operating revenue		173,354	301,294
OPERATING EXPENSES			
Licence and royalty fee		(7,321)	(5,806)
Cost of inventories		(3,332)	(4,335)
Depreciation and amortisation		(19,219)	(18,682)
Staff expenditure		(28,309)	(30,723)
Other operating expenses		(44,912)	(39,913)
Total operating expenses		(103,093)	(99,459)
Profit from operations	3	70,261	201,835
Finance costs		(143)	—
Share of profit of associate		1,081	—
Profit from ordinary activities before taxation	4	71,199	201,835
Income tax expense	5	(7,664)	(34,650)
Profit from ordinary activities after taxation		63,535	167,185
Minority interests		(8,508)	(8,890)
Profit attributable to shareholders		55,027	158,295
Dividends	6		
Final dividend proposed after the balance sheet date		19,947	37,304
Earnings per share (in Hong Kong Cents)	7		
Basic		5.56	19.08
Diluted		5.56	NA

Notes:-

1. **Basis of preparation**

These financial results have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. In preparing these financial results, the Group has opted to adopt SSAP 12 "Income taxes" issued in August 2002, which is mandatory for accounting periods beginning on or after 1 January 2003, instead of SSAP 12 "Accounting for deferred tax" issued in 1987. The presentation of these financial results also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

2. **Changes in accounting policies**

(a) *Deferred tax assets and liabilities*

In prior years, deferred taxation was provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. The Group has opted for the early adoption of SSAP 12 "Income taxes" with effect from 1 January 2002 instead of SSAP 12 "Accounting for deferred tax" issued in 1987. As a result the profit for the year has been increased by HK$2,719,000 (2001: decreased by HK$16,813,000). The new accounting policy has been adopted retrospectively with the opening balance of retained profits and the comparative figures restated accordingly.

(b) *Segment reporting*

In previous years, business segments were chosen by the Group as the primary reporting format. With effect from 1 January 2002, the Group has determined that geographical segments be adopted as the primary reporting format and business segments as the secondary reporting format in accordance with the Group's future business strategies.

3. **Segmental information**

Segment information is presented in respect of the Group's geographical and business segments. Geographical segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Geographical segments

	Turnover		Contribution to profit from operations	
	2002 HK$'000	2001 HK$'000 Restated	2002 HK$'000	2001 HK$'000 Restated
Hong Kong	145,433	288,823	56,116	195,611
Mainland China	9,621	—	6,842	—
	155,054	288,823	62,958	195,611
Unallocated net operating income and expenses			7,303	6,224
			70,261	201,835

Business segments

The Group's turnover and operating profit are almost entirely derived from media sales and management services. Accordingly, no analysis by business segment is provided.

4. **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2002 HK$'000	2001 HK$'000
Interest on bank loans	143	—
Interest income from bank deposits	(9,094)	(11,735)
Loss on disposal of fixed assets	61	81

5. **Income tax expense**

The provision for Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31 December 2002. Taxation for PRC subsidiaries is charged at the appropriate current rates of taxation ruling in Mainland China.

6. **Dividends**

The Directors have resolved to recommend a final dividend of HK2 cents per share in respect of the year ended 31 December 2002 to shareholders whose names appear on the Register of members of the Company on Tuesday, 6 May 2003. It is expected that the final dividend warrants will be despatched to shareholders on or about Thursday, 3 July 2003.

The Register of members of the Company will be closed from Wednesday, 23 April 2003 to Tuesday, 6 May 2003, both dates inclusive. To qualify for the proposed final dividend, transfers must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited of Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by not later than 4:00 p.m. on Tuesday, 22 April 2003.

7. **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of HK$55,027,000 (2001 as restated: HK$158,295,000) and the weighted average of 990,282,540 ordinary shares (2001: 829,459,995 shares) in issue during the year.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$55,027,000 and the weighted average number of ordinary shares of 990,440,490 shares after adjusting for the effects of all dilutive potential ordinary shares.

The diluted earnings per shares for the year ended 31 December 2001 is not presented as the potential ordinary shares in respect of outstanding options were anti-dilutive. The exercise of the share options would not have any dilutive effect on the earnings per share for the year ended 31 December 2001.

BUSINESS RESULTS

Revenue of the Group for the year ended 31 December 2002 declined by 42% compared to last year. For the year ended 31 December 2002, the Group reported total operating revenue of HK$173.4 million and profit attributable to shareholders of HK$55.0 million, representing a decrease of approximately 42% and 65% respectively from 2001. The Group's revenue was derived principally from its media sales and management business operated in both Hong Kong and Mainland China, with each accounting for approximately 84% and 6% respectively of the Group's total operating revenue for the year ended 31 December 2002.

The decrease in revenue was principally the result of a marked recession in Hong Kong's economy and the contraction of the advertising market in Hong Kong in 2002 as compared to 2001. Declining GDP growth rates, rising unemployment and sliding consumer confidence all indicated an economic environment posed with great challenges, weak market demand and intense price competition. This was particularly reflected in the media sales business of Hong Kong which is significantly related to the profitability of corporate clients.

Total operating expenses amounted to HK$103.1 million in 2002 (2001: HK$99.5 million). The increase in operating expenses in 2002 arose from the full commissioning of Multi-Media On-board ("MMOB") business while the comparative figures for 2001 only reflected the operating expenses incurred at different stages of commissioning. Moreover, this year's figures included the operating expenses from the Group's Mainland China operations which began in the second half of 2002. Notwithstanding the above, the Group recorded only a moderate increase of 4% in operating expenses in 2002 as compared to 2001, as a result of the cost control measures taken by the Group throughout the year.

BUSINESS OVERVIEW

The financial year 2002 was a challenging period for the Group. The Group's financial performance felt the impact of the weak world and local economic environment that affected most commercial sectors, particularly the advertising industry. Nonetheless, compared to advertising industry norms, the Group performed well and continued to implement its growth strategy in a prudent, focused manner.

RoadShow has achieved a lot for a very young company in a highly competitive market. The success is largely attributable to the identification of a niche with a highly innovative concept that gains access to a large and hitherto untapped audience. The MMOB business is only 1 ½ years old and was a largely overlooked medium until RoadShow demonstrated its potential and created value for its stakeholders. The Group would have accomplished more during the past year if the economic situation had been better. However, the advertising business, of which the Group is a part, is very sensitive to corporate results and general economic conditions.

Going forward it is difficult to predict when the world and local economies will recover, although it is anticipated that there will be a lag before the upturn translates into higher advertising spending. Whilst the Group is in this lacuna, it continues to lay the groundwork for further expansion, particularly in Mainland China through various joint ventures that involve the best enterprises in the best locations in the country.

PROSPECTS

Having built an almost unassailable position in the markets it serves, the Group's successful entry into the mainland of China demonstrated that its innovative concept is readily exportable to markets outside Hong Kong.

RoadShow's presence in key Chinese cities, teaming with leading Chinese entities, offers tremendous opportunities. The Group can expect that with China's entry into the World Trade Organization, as well as her hosting of the 2008 Olympic Games in Beijing and of the 2010 World Expo in Shanghai, the advertising market in China will show a very sharp increase.

In terms of long-term potential, the Mainland market is immeasurably larger than Hong Kong. And, whilst there will be a great deal of competition, the Group is there with its innovative concept that is unique in the advertising industry.

RoadShow's connections with the KMB Group are a definite advantage in doing business in Mainland China. RoadShow has strong relationships with many transport operators and, as a Hong Kong based company, it also has the advantage of possessing great insight into the Chinese market and an indepth understanding of the Chinese culture. As MMOB and the Group's other services are public transport based, these assets give the Group a significant competitive edge.

The Group anticipates that given its reputation for innovation and quality service, these initial investments will attract the attention of other leading Chinese advertising companies interested in exploring joint venture relationships.

In Hong Kong, the Group's business will continue to grow as it continues to strengthen relationships with existing customers and diversify by aggressively adding to its client base.

RoadShow will, however, continue moving ahead in a prudent manner. RoadShow is a cash rich company with low gearing and is able to weather the economic malaise and prepare itself to take advantage of better economic times when they materialise.

LONG TERM STRATEGY

RoadShow's core strategy is to meet the needs and expectations of public transport operators and advertisers and to continue to expand the business to transit vehicles in the Greater China region and other countries.

RoadShow will seek strategic and profitable partnerships in carrying out MMOB business in other modes of transportation to expand the Group's delivery channels and geographical reach and RoadShow will also diversify the Group's operations to increase the revenue base and operating efficiency.

Systems development also remains a top priority. RoadShow will pursue the development of GPS that will benefit KMB's bus operations, enable the provision of real time information to the Group's audience and add value to the Group's services. The system will also enable the bus operators whom the Group serves to expand their own systems and develop new applications. The Group will continue to test GPS applications with various suppliers, but the Group will not implement a system until its stringent specifications are met or surpassed.

RoadShow knows from experience that public transit vehicles become the transportation mode of choice during tough times because of cost considerations. Thus the size of the Group's viewing audience should remain strong and complement its efforts at expanding the MMOB system that will ultimately increase to more than 4,000 transit vehicles carrying some four million passengers daily in Hong Kong alone.

The Group will work diligently to provide its advertisers with a cost effective access to a growing audience consisting of people who are leaving their homes to either earn money or spend it. The Group's passengers benefit by receiving essential public transit information and infotainment at no extra cost and the Group is continuously taking steps to improve and enrich the content of its programming.

China's rapid economic growth has led to the country becoming the fastest growing advertising market in the Asia-Pacific. RoadShow's strategy includes seeking opportunities to acquire or to invest in complementary businesses or to establish joint ventures that the Company believes will complement its current or future businesses. The Group will continue to monitor developments in Mainland China and pace its strategy to establish this regional network accordingly.

RoadShow's vision is to be the leading media sales company in the Greater China region by providing value-added services to passengers and an effective advertising medium for advertisers at competitive prices. While pursuing this goal, RoadShow will build its stakeholders' understanding and confidence in its long-term plans and development through transparency, communication and performance.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

At 31 December 2002, the Group had net current assets of HK$590.7 million (2001: HK$751.3 million) and net tangible assets of HK$830.1 million (2001: HK$847.5 million).

At 31 December 2002, the Group's cash and deposits at banks amounted to HK$609.0 million, comprising cash and cash equivalents of HK$509.0 million and pledged bank deposit of HK$100.0 million (2001: HK$562.3 million), and they were mainly denominated in Hong Kong Dollars and US Dollars. Cash generated from operations, when not needed for working capital requirements, is principally placed in bank deposits. At 31 December 2002, the proceeds from the Global Offering and the exercise of an over-allotment option by the underwriters on 18 July 2001 which had not been utilised had been placed into bank deposits.

The Group's cash needs are primarily for working capital to support its media sales business, whereas a sufficient amount of cash is maintained to meet potential business expansion and development.

At 31 December 2002, the Group had bank loans amounting to HK$128.0 million, of which loans totalling HK$100.0 million were secured by fixed deposits placed with the bank. The gearing ratio, representing the ratio of bank borrowings less pledged bank deposit to the total share capital and reserves of the Group was 3% as at 31 December 2002 (2001: Nil). The Group's bank loans were repayable within one year.

At 31 December 2002, the Group had banking facilities totalling HK$200.0 million (2001: HK$Nil). Save as disclosed above, apart from intra-group liabilities, the Group did not have, at the close of business on 31 December 2002, any outstanding mortgages, charges, debentures or other loan capital or bank overdrafts, loans or similar indebtedness or hire purchase or finance lease commitments or any guarantees or other material contingent liabilities.

EMPLOYEES AND EMOLUMENT POLICIES

At 31 December 2002, the Group had 53 full-time employees in Hong Kong and 100 in Mainland China. The Group offers a comprehensive and competitive remuneration and benefits package to all its employees. In addition, it offers a performance bonus scheme to its senior staff based on achievement of business objectives and a sales commission scheme to its sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its employees in Hong Kong as required under the Mandatory Provident Fund Schemes Ordinance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws and the Law in Bermuda.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), except that the independent Non-Executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Bye-laws of the Company.

AUDIT COMMITTEE

The Audit Committee comprises the Deputy Chairman and two independent Non-Executive Directors and reports to the Board of Directors. The Audit Committee meets with the Group's senior management and external auditors regularly to review the effectiveness of internal control system and the interim and annual reports of the Group.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group for the financial year ended 31 December 2002 containing all information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
John CHAN Cho Chak
Chairman

Hong Kong, 19 March 2003

RoadShow
路訊通

ROADSHOW HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of RoadShow Holdings Limited ("the Company") will be held at Great Eagle Hotel, Ballroom A, 8 Peking Road, Tsimshatsui, Kowloon, on Tuesday, 6 May 2003 at 3 p.m. to transact the following business:—

1. to receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002;
2. to declare a final dividend;
3. to re-elect Directors and fix their remuneration;
4. to appoint Auditors and to authorise the Directors to fix their remuneration;

and, as special business, to consider and, if thought fit, pass the following resolution as Ordinary Resolution:—

5. **"THAT:—**

(A) (i) subject to paragraph A(iii) of this Resolution, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph A(i) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the expiry of the Relevant Period;

(iii) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph A(i) of this Resolution, otherwise than pursuant to:-

(a) a Rights Issue (as hereinafter defined), or

(b) an issue of shares of the Company upon the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or

(c) an issue of shares of the Company in lieu of the whole or part of the dividend on shares of the Company in accordance with the Bye-laws of the Company,

shall not exceed 20 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(iv) for the purposes of this paragraph (A):-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; or

(c) the time when such mandate is revoked or varied by an ordinary resolution by shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).

(B) (i) subject to paragraph B(ii) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase shares of the Company on the Stock Exchange or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal value of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph B(i) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph B(i) of this Resolution shall be limited accordingly; and

(iii) for the purposes of this paragraph (B):—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:—

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; or

(c) the time when such mandate is revoked or varied by an ordinary resolution by shareholders of the Company in general meeting;

(C) the general unconditional mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to paragraph (A) of this Resolution be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the general unconditional mandate to repurchase shares referred to in paragraph (B) of this Resolution provided that such extended amount shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Thomas MAK
Company Secretary

Hong Kong, 19 March 2003

NOTES:—

(1) Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(2) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of that power of authority must be lodged with the Company's principal office at No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

(3) The Register of Members will be closed from Wednesday, 23 April 2003 to Tuesday, 6 May 2003 both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong share registrars, Computershare Hong Kong Investor Services Limited at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 22 April 2003.